EXHIBIT H.2 REVISED FORM OF NOTICE

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Public Utility Holding Company Act of 1935 (the "Act") and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transactions(s) summarized below. The application(s) and/or declarations(s) and any amendments is/are available for public inspection through the Commission's Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the applications(s) and/or declaration(s) should submit their views in writing by ___________, 2002 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __________, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted
to become effective. Northeast Utilities (70-       )

      NU Enterprises, Inc. ("NUEI"), a holding company under the Public Utility Holding Company Act of 1935, as amended ("the Act"), and a sub-holding company over certain non-utility subsidiaries of Northeast Utilities ("NU"), a public utility holding company registered under the Act, Northeast Generation Company ("NGC"), Northeast Generation Services Company ("NGS"), Select Energy, Inc. ("Select Energy") and its wholly-owned subsidiary, Select Energy New York, Inc. ("SENY"), Select Energy Services, Inc. (formerly HEC Inc., "HEC"), and Mode 1 Communications, Inc. ("Mode 1"), each a direct subsidiary of NUEI and an indirect non-utility subsidiary of NU, and Reeds Ferry Supply Co., Inc. ("Reeds"), Select Energy Contracting, Inc. ("SECI") and HEC
Energy Consulting Canada Inc. ("HEC Energy"), each a direct subsidiary of HEC and an indirect non-utility subsidiary of NU, ES Boulos Company ("Boulos"), a direct subsidiary of NGS and an indirect non-utility subsidiary of NU, R.M. Services, Inc., ("RMS"), Yankee Financial Services, Inc. ("Yankee Financial"), Yankee Energy Services Company ("YESCO"), each a subsidiary or affiliate of Yankee Energy Systems, Inc., and an indirect subsidiary or affiliate of NU, and any to-be-formed direct or indirect nonutility subsidiary of NUEI ("Newco" and together with NUEI, NGC, NGS, Select Energy, HEC, Mode 1, Reeds, SENY, Boulos, HEC Energy, RMS, Yankee Financial, YESCO, and SECI, the "Competitive Companies" and together with NU, the "Applicants"), have filed an application/declaration (the "Application") pursuant to Section 13 of the Act and Rules 86, 87, 88, 89, 90, 91, 93, 94, 95
and 100 thereunder, with respect to certain transactions related to the rendition of services by the Competitive Subsidiaries to each other.

      The Competitive Subsidiaries propose to provide services or sell goods to, or perform construction (collectively "services") for each other in certain circumstances described below at any price they deem appropriate, including but not limited to cost or fair market prices, and request an exemption pursuant to Section 13(b) and Rule 100(a) from the "at cost requirement" of Rules 90 and 91 to the extent that a price other than "cost" is charged. The Applicants state that any Services provided by the Competitive Companies to NU's regulated public utility subsidiaries will be provided at "cost" consistent with Rules 90 and 91.

     Specifically, the Competitive Companies seek an order authorizing the provision of Services to each other at other than cost in any case where the Competitive Subsidiary receiving such Services is:

     (i) a foreign utility company ("FUCO") or an exempt wholesale generator ("EWG") which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

     (ii) an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser of such electricity is not an affiliate utility company, unless there are structural protections in place to protect consumers against any adverse effect of pricing at market rates and there is no pass-through of the difference between cost and market to consumers;

     (iii) a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (b) to an electric utility company (other than an affiliate utility company) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

      (iv) a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an affiliate utility company;

     (v) a subsidiary formed pursuant to Rule 58 under the Act or any other nonutility subsidiary that (a) is partially owned by NU, provided that the ultimate recipient of such Services is not an affiliate utility company (or any other entity that NU may form whose activities and operations are primarily related to the provision of Services to affiliate utility companies), or
          (b) is engaged solely in the business of developing, owning, operating and/or providing Services to Competitive
          Companies described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States; or

     (vi) a subsidiary formed pursuant to Rule 58 or any other nonutility subsidiary, provided that the ultimate recipient of Services (a) is not an affiliate company, or (b) is an affiliate company engaged solely in the business of developing, owning, operating and/or providing Services on a competitive basis to non-affiliate companies, and the prices charged to the customer are determined pursuant to arms' length negotiations.

      The Applicants state that the Competitive Companies will adhere to Section 13 of the Act and the Commission's rules promulgated thereunder with respect to the allocation of their costs to their customer companies. Any allocation method that is used will be consistent with the Commission's rules with respect to allocations of costs to affiliated companies. The Applicants further state that any amount billed for services performed by an affiliate under a service agreement with a Competitive Subsidiary will be billed directly to that Competitive Subsidiary and the Competitive Subsidiaries will keep complete and accurate accounts of all receipts and expenditures in accordance with the Commission's rules and the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission. The Applicants commit that they will therefore comply with Rule 93 by following the Commission's System of Accounts set forth in 17 C.F.R. Part 256 and the Federal Energy Regulatory Commission's Uniform System of Accounts after which the Commission's System of Account was modeled.

     For the Commission by the Division of Investment Management, under delegated authority.